Forlink Software Corporation, Inc.

Shenzhou Mansion 9F, ZhongGuanCun South Street, No. 31,

Haidian District, Beijing, China, 100081

July 22, 2013

VIA EDGAR

Nicholas P. Panos
Senior Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Forlink Software Corporation, Inc.
Amendment No. 1 to Schedule 13E-3
Filed July 3, 2013
File No. 005-62303
Amendment No. 1 to Schedule 14C
Filed July 3, 2013
File No. 000-18731

Dear Mr. Panos:

Forlink Software Corporation, Inc., a Nevada corporation (the “Company”), Mr. Yi He and Mr. Hongkeung Lam (each, the “Filing Person”, collectively, the “Filing Persons”) are in receipt of the letter dated July 18, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Amendment No. 1 to Transaction Statement on Schedule 13E-3 filed by the Filing Persons on July 3, 2013 (the “Schedule 13E-3/A”) and the Amendment No. 1 to the Preliminary Information Statement on Schedule 14C filed by the Company on the same day (the “Schedule 14C/A”). The Filing Persons’ responses to the Staff’s comments are set forth in this letter. For your convenience, the Staff’s comments are reproduced in italic type and are followed by the Filing Persons’ responses. Capitalized terms used but not defined herein have the meanings assigned to such terms in the filings referenced above.

July 22, 2013

Background of the Reverse/Forward Stock Split, page 5

1.          Please revise the disclosures to include the information provided in response to prior comment 15. Refer to Item 1015(b)(3) of Regulation M-A.

Response: With your permission, we will revise the disclosure to include the following information in our Definitive Information Statement on Schedule 14C according to the Staff’s comment:

The Board compared three different appraisal firms. Based on their experiences including the familiarity with China-based corporations (Forefront has banked small cap to mid-cap China-based U.S. listed companies), the price quotes (Forefront quoted $30,000 while others’ ranges from $40,000 to $50,000) and the size of the deal, the Board believes Forefront Capital Services LLC is the most suitable firm to serve as an outside advisor on this transaction.

The entire section of “Background of the Reverse/Forward Stock Split” including the proposed content above as underlined therein, is enclosed hereto as Annex A for your reference.

2.           We noticed that on May 23, Forlink "obtained" the written consent to the Transaction of Mr. Yi He, Mr. Hongkeung Lam and Statelink International Group, Ltd. Please provide us with a brief legal analysis as to whether or not Forlink engaged in a solicitation subject to Section 14(a) and corresponding Regulation 14A when the consents were "obtained." Refer to Exchange Act Rule 14a-1(f) which defines the term "proxy" to include consents.

Response: Forlink is not engaged in a solicitation subject to Section 14(a) and corresponding Regulation 14A when the consents were “obtained” in light of the following factors:

1)	Two of the three stockholders who gave written consent were Mr. Yi He and Mr. Hongkeung Lam. They are not only the major stockholders of the Company but also its directors and executive officers. Therefore, no solicitation to them two was involved.

2)	The third and last stockholder who gave written consent was Statelink International Group, Ltd. (“Statelink”). The Company did not conduct a solicitation to obtain the written consent to the Transaction from Statelink because Rule 14a-1(l)(2)(i) of the Securities Exchange Act of 1934, as amended, excludes from the definition of “solicitation” “the furnishing of a form of proxy to a security holder upon the unsolicited request of such security holder”. Recently, amid the lasting macro negative environment of the capital market for China-based public companies, upon reviewing the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2013 and the stock performance, Ms. Zhenying Sun, controlling person of Statelink talked with Mr. He over the telephone on May 20, 2013. She inquired the Company’s recent development and offered to approve Forlink’s corporate actions to achieve corporate goals of reducing expenses and management time on the market that may not return stockholders with any increased value. Subsequently, Statelink consented to the action without there being a solicitation by Forlink on May 23, 2013. We changed the word “obtained” to “received” to more accurately reflect that fact.

July 22, 2013

In conclusion, Forlink did not request any proxy, consent or authorization from any of the three stockholders, who collectively holding 53% of the total outstanding shares of the Company, to provide the written consent and to effectuate the Transaction under state law. Therefore Forlink did not engage in a solicitation in receiving consents from its majority stockholders to the Transaction.

3.           We note the response to prior comment 10. We recognize the board held a telephonic meeting on March 21. Please expand the disclosure to identify the dates, including any meetings, on which the board considered other strategic alternatives. Refer to Item 1011(c) of Regulation M-A.

Response:    After the existing narrative of “During the period from January to March 2013, the Board members discussed several times on possible strategies the Company may pursue including self-tender offer, purchase of shares in the open market and maintaining the status quo. The Board does not believe any of them is the best method for reasons described under “Strategic Alternatives Considered,” we propose to include the following to expand the disclosure in our Definitive Information Statement on Schedule 14C:

For example, on January 8, 2013 the Board discussed through a conference call whether it is feasible for the Company to adopt a stock repurchase plan. Given the low daily volume of the Company’s stock, the Board did not recommend such an action. Further, on February 6, 2013 the Board had another conference call to explore possible strategies in changing the status quo such as a self-tender offer. Given the uncertainty result accompanied by a self-tender offer, the Board did not believe it is a feasible way.

The entire section of “Background of the Reverse/Forward Stock Split” including the proposed content above as underlined therein, is enclosed hereto as Annex A for your reference.

***

July 22, 2013

We acknowledge that the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the filing persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our response to the Staff’s comments or wish to discuss this matter further, please do not hesitate to contact our counsel, Elizabeth Fei Chen, Esq. from Pryor Cashman LLP at 212-326-0199.

Sincerely

Forlink Software Corporation, Inc.

By:	/s/ Yi He
Name: Yi He
Title: Chairman and Chief Executive Officer

/s/ Yi He
Yi He

/s/ Hongkeung Lam
Hongkeung Lam

July 22, 2013

Annex A

Background of the Reverse/Forward Stock Split

(To be included in the Definitive Information Statement on Schedule 14C)

As a public reporting company, we expected to be able to leverage our public company equity to raise capital to help grow our business and expand our operations; however, we have been unable to raise significant capital and have derived only minimal benefits from being a public reporting company. The low trading volume of our Common Stock and our low market capitalization have reduced the traditional liquidity benefits of being a public reporting company to our stockholders. Additionally, our Common Stock has failed to attract any interest from institutional investors or market analysts, which could have created a more active and liquid market for our Common Stock. Our Board does not presently intend to raise capital through sales of our securities in a public offering or to acquire other businesses or entities using our securities as consideration.

Our Board and senior management periodically review the Company’s long-term strategic plans with the goal of enhancing stockholders’ value. As part of this ongoing process, our Board and senior management, from time to time, have considered strategic alternatives that may be available to the Company. During the period from January to March 2013, the Board members discussed several times on possible strategies the Company may pursue including self-tender offer, purchase of shares in the open market and maintaining the status quo. The Board does not believe any of them is the best method for reasons described under “Strategic Alternatives Considered”. For example, on January 8, 2013 the Board discussed through a conference call whether it is feasible for the Company to adopt a stock repurchase plan. Given the low daily volume of the Company’s stock, the Board did not recommend such an action. Further, on February 6, 2013 the Board had another conference call to explore possible strategies in changing the status quo such as a self-tender offer. Given the uncertainty result accompanied by a self-tender offer, the Board did not believe it is a feasible way. In addition, Mr. Yi He, our Executive Officer, became increasingly aware of what he perceived was a trend in going private transactions. During 2012 at least twenty-four US-listed Chinese companies announced their going private transactions and only two Chinese companies completed IPOs in U.S. since the beginning of 2012 according to media news and people familiar with the market.

As a result of the foregoing, we are not likely to make use of the advantages for raising capital, or other purposes that our status as a public reporting company may offer. Based on our past history, the Company’s management and our Board have been evaluating: (i) the advantages and disadvantages of being a public reporting company, including the costs with respect to filing reports and other information with the SEC, complying with certain of the rules and regulations under the Sarbanes-Oxley Act, and complying with applicable corporate governance requirements, and (ii) transactions which may present alternatives to us being a public reporting company.

July 22, 2013

At a telephonic meeting of our Board held on March 21, 2013 (the “March 21 Meeting”), the Board proceeded to formally discuss the deregistration of our Common Stock and the suspension of our duty to file periodic reports and other information with the SEC, as well as methods of effecting such deregistration and suspension, including the Reverse/Forward Stock Split and such other methods as discussed in “Special Factors - Alternatives to the Transaction” herein. Mr. Yi He, Mr. Hongkeung Lam, Mr. Guoliang Tian and Mr. Yu Fang, the four board members, constituting the entire board, attended the meeting. Mr. He, our Chief Executive Officer and Mr. Lam, our Chief Financial Officer, are also our senior management members. Based on such discussions, our Board believed that the Reverse/Forward Stock Split provided the most favorable alternative to the Company and its stockholders for the deregistration of our Common Stock and the suspension of our duty to file periodic reports and other information with the SEC. At such time the Board discussed the matter with, Pryor Cashman LLP (“Pryor Cashman”), a law firm. The Company retained Pryor Cashman as its U.S. counsel for the Transaction on March 27, 2013.

At the March 21 Meeting, the Board also discussed the advisability of involving professional advisors in the transaction, including an independent appraisal firm or investment bank to provide a valuation report in connection with any such transaction. The Board decided that it would be appropriate to retain the services of an outside firm to provide a valuation report in connection with any such transaction. The Board compared three different appraisal firms. Based on their experiences including the familiarity with China-based corporations (Forefront has banked small cap to mid-cap China-based U.S. listed companies), the price quotes (Forefront quoted $30,000 while others’ ranges from $40,000 to $50,000) and the size of the deal, the Board believes Forefront Capital Services LLC is the most suitable firm to serve as an outside advisor on this transaction. On April 9, 2013, the Board formally retained the Financial Advisor, Forefront Capital Services, LLC, to provide a Valuation Report concerning the value of the consideration proposed to be paid per pre-Revere Split share of Common Stock to holders of fractional shares following the Reverse Split.  A summary of the Financial Advisor’s analysis can be found below under “—Third Party Valuation Report.”

Also on the March 21 Meeting, the Board considered forming a special committee to analyze the Reverse/Forward Stock Split, but determined that because there were presently only two independent directors on the Board, the timing and costs associated with appointing a third independent director for the purpose of forming a special committee for this Transaction outweighed its benefits.

In May 2013, our management had further discussions with Pryor Cashman regarding the procedural requirements of effectuating a reverse stock split going private transaction and the estimated costs associated therewith, including the approach of paying cash in lieu of fractional shares in order to reduce the number of registered holders below 300 thereby allowing us to terminate our registration under the Exchange Act. From these discussions, our management obtained detailed procedural requirements and a proposed timeline associated with such a transaction.

July 22, 2013

On May 20, 2013, the Board held a telephonic meeting and Mr. Yi He, Mr. Hongkeung Lam, Mr. Guoliang Tian and Mr. Yu Fang, constituting the entire Board, were present. The Board reviewed the Financial Advisor’s Valuation Report and related analysis concerning the value of the consideration proposed to be paid to the cashed-out stockholders in connection with the reverse stock split.  The Valuation Report estimated that the fair market value of the shares to be repurchased in connection with the Reverse/Forward Stock Split is between $0.25 and $0.27 per share, representing premiums of 19% to 29%, respectively, to the Company’s closing price on May 17, 2013.  Following its review of the analysis provided by the Financial Advisor in the Valuation Report, the Board adopted the analysis as its own.

At the meeting of the Board held on May 20, 2013, the Board also considered and discussed the Reverse/Forward Stock Split, including the reasons therefor and the effects and fairness thereof as described in “Special Factors - Reasons for and Purposes of the Reverse/Forward Stock Split”, “Special Factors - Effects of the Reverse/Forward Stock Split”, “Special Factors - Fairness of the Reverse/Forward Stock Split” and “Special Factors - Factors Considered to Determine Fairness”. The Board unanimously set a price of $0.26 per pre-Revere Split share of Common Stock to be paid to holders of fractional shares following the Reverse Split. Furthermore, the Board authorized and approved the ratios of the Reverse Split and Forward Split to 1-for-30,000 and 30,000-for-1, respectively. The Board determined a Reverse Split ratio of 1-for-30,000 is appropriate because as of May 17, 2013, the date immediately prior to the meeting of the Board, the Company had approximately 16 stockholders of record holding 30,000 shares or more of Common Stock and approximately 455 stockholders of record holding fewer than 30,000 shares. As a result, the Board concluded that a Reverse Split ratio of 1-for-30,000 is the most appropriate ratio to reduce the number of stockholders of record sufficiently below 300 upon the completion of the Transaction.

Since March 2013, the Board and our management have had extended deliberations on the factors described elsewhere in this Information Statement, including those factors discussed in the sections entitled “Special Factors − Reasons for and Purpose of the Reverse Stock Split,” “Special Factors − Strategic Alternatives Considered” and “Special Factors − Fairness of the Reverse/Forward Stock Split”, and “Special Factors - Factors Considered to Determine Fairness.” Finally, at a meeting of the Board on May 20, 2013, the Board resolved to effectuate the Reverse/Forward Stock Split. The Board further resolved, on behalf of the Company, that the Reverse/Forward Stock Split was fair to all unaffiliated stockholders, including those whose shares would be cashed out pursuant to the Reverse Split and those who would retain an equity interest in the Company subsequent to the consummation of the Reverse/Forward Stock Split.

July 22, 2013

On May 23, 2013, the Company ~~obtained~~ received the written consent to the Transaction of Mr. Yi He, Mr. Hongkeung Lam and Statelink International Group, Ltd., stockholders of the Company holding collectively~~,~~ 2,465,001 shares of our issued and outstanding Common Stock, and representing approximately 53% of the voting power of all our stockholders entitled to vote on the Transaction as of the Record Date.